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                                                                Exhibit 10

                         [RELIANCE LETTERHEAD]

                                            November 3, 1994

Dear Reliance Electric Stockholder:

     On October 21, 1994, Rockwell International Corporation launched an unsolicited $30 per share cash tender offer for all of the Class A common stock of Reliance Electric Company. This tender offer is inconsistent with Reliance's planned merger with General Signal Corporation in which each share of Reliance Class A common stock would be converted into .739 shares of General Signal common stock.

     Your Board of Directors has unanimously determined at this time to take no position with respect to the Rockwell tender offer. The reasons for this decision are set forth in Item 4 of the enclosed Schedule 14D-9. This decision is based upon the many uncertainties and conditions associated with the Rockwell tender offer as well as the terms of our merger agreement with General Signal which includes provisions that could, under certain circumstances, give General Signal a right to terminate the merger agreement and receive a $50 million termination fee from Reliance.

     The combination of the General Signal merger agreement and the Rockwell tender offer makes for a complex situation. The Board continues to believe that the merger with General Signal is an attractive transaction with significant benefits for Reliance stockholders. The Board continues to support the merger with General Signal while closely monitoring developments concerning the Rockwell tender offer. We will keep you advised of future developments and we thank you for your continued support.

                                     Very truly yours,

                                     John C. Morley
                                     President and Chief Executive Officer